# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Cadeler plc, CIK 0002063345
CUSIP: G17445100
Title of class of securities: Ordinary Shares, nominal value $1.00 per share
Address of issuer's principal executive offices: Avocet Court, 8 Central Avenue, St. Andrews Business Park, Norwich, Norfolk, United Kingdom (X0), NR7 0HR
Date of event which requires filing of this statement: 11/04/2026
Filed by CIK 0001646142
Persons authorized to receive notices and communications: Emanuele Lauro, 99, Boulevard du Jardin Exotique, Monaco, Monaco (O9), 98000, 377-9798-5716

## Reporting persons
- Scorpio Services Holding Limited (CIK 0001646142): type of reporting person: corporation (CO); citizenship or place of organization: Marshall Islands (1T); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 7,971,033; sole dispositive power 0; shared dispositive power 7,971,033; aggregate amount beneficially owned 7,971,033 (2.2% of the class)
  Comment: (1) The CUSIP number G17445100 applies to the Issuer's American Depositary Shares, each representing four ordinary shares of the Issuer.
  
  (2) Scorpio Services Holding Limited holds 7,971,033 ordinary shares. The ordinary shares were acquired by way of a registered exchange offer in connection with the redomiciliation of Cadeler A/S (the "Predecessor Issuer") from Denmark to the United Kingdom, pursuant to which each ordinary share of the Predecessor Issuer was exchanged for one (1) ordinary share of the Issuer.
  
  (3) The percentage reported above is based on 355,404,838 ordinary shares of the Issuer outstanding, according to information provided by the Issuer.
- Scorpio Holdings Limited (CIK 0002142281): type of reporting person: corporation (CO); citizenship or place of organization: Marshall Islands (1T); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 49,356,825; sole dispositive power 0; shared dispositive power 49,356,825; aggregate amount beneficially owned 49,356,825 (13.9% of the class)
  Comment: (1) The CUSIP number G17445100 applies to the Issuer's American Depositary Shares, each representing four ordinary shares of the Issuer.
  
  (2) Consists of 41,385,792 ordinary shares held directly by Scorpio Holdings Limited and 7,971,033 ordinary shares held by its wholly-owned subsidiary, Scorpio Services Holding Limited. The ordinary shares were acquired by way of a registered exchange offer in connection with the redomiciliation of Cadeler A/S (the "Predecessor Issuer") from Denmark to the United Kingdom, pursuant to which each ordinary share of the Predecessor Issuer was exchanged for one (1) ordinary share of the Issuer.
  
  (3) The percentage reported above is based on 355,404,838 ordinary shares of the Issuer outstanding, according to information provided by the Issuer.
- Annalisa Lolli-Ghetti (CIK 0001512327): type of reporting person: individual (IN); citizenship or place of organization: Italy (L6); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 49,356,825; sole dispositive power 0; shared dispositive power 49,356,825; aggregate amount beneficially owned 49,356,825 (13.9% of the class)
  Comment: (1) The CUSIP number G17445100 applies to the Issuer's American Depositary Shares, each representing four ordinary shares of the Issuer.
  
  (2) Consists of 41,385,792 ordinary shares held directly by Scorpio Holdings Limited and 7,971,033 ordinary shares held by its wholly-owned subsidiary, Scorpio Services Holding Limited. Ms. Lolli-Ghetti is the majority shareholder of Scorpio Holdings Limited. The ordinary shares were acquired by way of a registered exchange offer in connection with the redomiciliation of Cadeler A/S (the "Predecessor Issuer") from Denmark to the United Kingdom, pursuant to which each ordinary share of the Predecessor Issuer was exchanged for one (1) ordinary share of the Issuer.
  
  (3) The percentage reported above is based on 355,404,838 ordinary shares of the Issuer outstanding, according to information provided by the Issuer.

## Item 1. Security and Issuer
Title of class of securities: Ordinary Shares, nominal value $1.00 per share
Name of issuer: Cadeler plc
Address of issuer's principal executive offices: Avocet Court, 8 Central Avenue, St. Andrews Business Park, Norwich, Norfolk, United Kingdom (X0), NR7 0HR
Comment: This statement on Schedule 13D (this "Schedule 13D") relates to the ordinary shares, nominal value $1.00 per share (the "Shares"), including Shares represented by American Depositary Shares ("ADSs", each representing four Shares), of Cadeler plc (the "Issuer").

## Item 2. Identity and Background
Name of person filing: This Schedule 13D is being jointly filed on behalf of the following: Scorpio Holdings Limited, a corporation formed under the laws of the Republic of the Marshall Islands ("Scorpio Holdings"); Scorpio Services Holding Limited, a corporation formed under the laws of the Republic of the Marshall Islands ("SSH"), and a wholly-owned subsidiary of Scorpio Holdings; and Annalisa Lolli-Ghetti, the majority shareholder of Scorpio Holdings ("Ms. Lolli-Ghetti" and, together with Scorpio Holdings and SSH, the "Reporting Persons").
Residence or business address: The principal business address and principal office address of each of the Reporting Persons is 99, Boulevard du Jardin Exotique, 98000, Monaco.
Present principal occupation or employment:
The principal business of Scorpio Holdings is acting as a holding company for SSH and certain other companies. The principal business of SSH is the provision of administrative services relating to the ownership and operation of vessels.

The identity, present principal occupation or employment, citizenship and business address of the executive officers, directors and controlling persons of the Reporting Persons, other than Ms. Lolli-Ghetti, for whom such information is provided elsewhere herein (together, the "Principals"), are set forth below:

Emanuele A. Lauro - Chairman, Director and Chief Executive Officer of Scorpio Holdings and SSH; Chairman and Chief Executive Officer of Scorpio Tankers Inc.; Vice Chair of the Board of Directors of the Issuer; and officer or director of other entities within the Scorpio group of companies. Citizenship: Italy.

Robert Bugbee - Director and President of Scorpio Holdings and SSH; President and Director of Scorpio Tankers Inc.; and officer or director of other entities within the Scorpio group of companies. Citizenship: Britain.

Cameron Mackey - Chief Operating Officer of Scorpio Holdings and SSH; Chief Operating Officer of Scorpio Tankers Inc.; and officer or director of other entities within the Scorpio group of companies. Citizenship: USA.

Filippo Lauro - Director and Vice President of Scorpio Holdings and SSH; Vice President of Scorpio Tankers Inc.; and officer or director of other entities within the Scorpio group of companies. Citizenship: Italy.

The business address of each Principal, Scorpio Tankers Inc. and the other entities within the Scorpio group of companies is 99, Boulevard du Jardin Exotique, 98000, Monaco.
Criminal convictions in the last five years: None of the Reporting Persons nor, to the best of their knowledge, without independent verification, any of the Principals has, during the last five years, been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: None of the Reporting Persons nor, to the best of their knowledge, without independent verification, any of the Principals has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.
Citizenship: Scorpio Holdings and SSH are organized under the laws of the Republic of the Marshall Islands. Ms. Lolli-Ghetti is a citizen of Italy. The citizenship of each Principal is set forth in Item 2(c).

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: All of the Shares beneficially owned by the Reporting Persons were acquired as part of the redomiciliation of Cadeler A/S (the "Predecessor Issuer") from Denmark to the United Kingdom (the "Redomiciliation"), which was effected by way of a registered exchange offer (the "Exchange Offer") whereby Scorpio Holdings and SSH received 41,385,792 Shares and 7,971,033 Shares, respectively, in a one-for-one exchange for the same number of ordinary shares, nominal value DKK 1.00 per share, of the Predecessor Issuer (the "Predecessor Shares") held by them prior to the Redomiciliation. No other consideration was paid by the Reporting Persons in connection with the foregoing.

## Item 4. Purpose of Transaction
Purpose of transaction:
The Reporting Persons acquired all of the Shares to which this Schedule 13D relates in the Exchange Offer, which was completed in connection with the Redomiciliation.

The Issuer launched the Exchange Offer on September 21, 2026. Scorpio Holdings and SSH tendered all of their 41,385,792 and 7,971,033 Predecessor Shares, respectively, in the Exchange Offer. The Exchange Offer expired on October 28, 2026, and the Issuer announced the final results of the Exchange Offer on November 2, 2026. Upon that announcement, the tender of Predecessor Shares by Scorpio Holdings and SSH, and their corresponding commitment to acquire the Shares, became irrevocable. As a result, as of November 4, 2026, the Reporting Persons ceased to beneficially own any Predecessor Shares and acquired 49,356,825 Shares in exchange, representing approximately 13.89% of the outstanding Shares.

The Reporting Persons first became holders of Predecessor Shares in connection with the Predecessor Issuer's business combination with Eneti Inc., which was completed in December 2023, and thereafter increased their position through private placements by the Predecessor Issuer completed in February 2024 and March 2026. The funds used to acquire the Predecessor Shares that were exchanged in the Exchange Offer came from the working capital of Scorpio Holdings and SSH.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: Scorpio Holdings and Ms. Lolli-Ghetti may be deemed to beneficially own 49,356,825 Shares, representing approximately 13.89% of the outstanding Shares, consisting of 41,385,792 Shares held directly by Scorpio Holdings and 7,971,033 Shares held by SSH. SSH may be deemed to beneficially own 7,971,033 Shares, representing approximately 2.24% of the outstanding Shares. The foregoing beneficial ownership percentages are based on a total of 355,404,838 Shares outstanding, according to information provided by the Issuer.
Number of shares as to which each person has sole or shared power to vote or dispose: Scorpio Holdings and Ms. Lolli-Ghetti have the shared power to vote or direct the vote, and to dispose or direct the disposition, of 49,356,825 Shares. SSH, Scorpio Holdings and Ms. Lolli-Ghetti have the shared power to vote or direct the vote, and to dispose or direct the disposition, of the 7,971,033 Shares held by SSH.
Transactions in the class effected during the past sixty days: Except as described in Items 3 and 4 of this Schedule 13D, to the best of the Reporting Persons' knowledge, there have been no transactions in the Shares effected by the Reporting Persons or, to the best of the knowledge of the Reporting Persons, without independent verification, any of the other persons with respect to whom information is given in response to Item 2, during the past 60 days.
Other persons with the right to receive dividends or sale proceeds: As of the date hereof, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, the securities beneficially owned by the Reporting Persons.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: The information in Item 4 of this Schedule 13D is incorporated in this Item 6 by reference. There are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 of this Schedule 13D or between such persons and any other person with respect to any securities of the Issuer.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Not Applicable.

## Signatures
- Scorpio Services Holding Limited: /s/ Filippo Lauro, Filippo Lauro, Director and Vice President (11/12/2026)
- Scorpio Holdings Limited: /s/ Filippo Lauro, Filippo Lauro, Director and Vice President (11/12/2026)
- Annalisa Lolli-Ghetti: /s/ Annalisa Lolli-Ghetti, Annalisa Lolli-Ghetti (11/12/2026)